K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 28, 2020

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 370 to the Registration Statement on Form N-1A

Dear Mr. Foor:

The following is the response by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on July 31, 2020, regarding Post-Effective Amendment No. 370 (“PEA No. 370”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon TwentyFour Short Term Bond Fund (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on June 18, 2020. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA No. 370.

1.	In the Principal Investment Strategies section of the Fund Summary, the Registrant discloses in the first paragraph that the Fund may invest up to one third of its total assets in non-investment grade securities, and that the Fund may invest in unrated securities. Please disclose the treatment of unrated securities for purposes of the Fund’s limitation on investments in non-investment grade securities.

The Registrant has determined that investments in unrated securities are not a principal investment strategy of the Fund. Accordingly, the Registrant has removed the related disclosure in the Principal Investment Strategies and Principal Risks sections of the Fund Summary. If, in the future, the Registrant determines that the Fund will invest in unrated securities as a principal investment strategy, the Registrant will add to the Fund’s prospectus disclosure regarding unrated securities, including the treatment of unrated securities for purposes of the Fund’s limitation on investments in non-investment grade securities.

2.	In the Principal Investment Strategies section of the Fund Summary, the Registrant discloses in the third paragraph that the “Fund’s use of derivatives may be extensive and may have the economic effect of financial leverage.” Please consider bolding or otherwise highlighting this statement.

 Securities and Exchange Commission

August 28, 2020

Although the Fund’s use of derivatives may be extensive and some of this use may have the economic effect of financial leverage, most of the Fund’s derivatives use is for the purpose of hedging currency exposure back to U.S. dollars, which is not expected to have the effect of leverage. Accordingly, the Registrant has revised the disclosure to state that the “Fund’s use of derivatives may be extensive.”

3.	In the “Principal Risks” section of the Fund Summary, please consider reordering the risks so that they appear in order of likelihood to affect the Fund’s net asset value and real and total return. After the Fund’s most significant risks are listed, the remaining risks may be listed in alphabetical order. See ADI 2019-08 – Improving Principal Risks Disclosure.

Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.” Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor. Therefore, at the present time, the Registrant respectfully declines to reorder the Fund’s principal risks so that they appear in order of likelihood to affect the Fund’s net asset value and real and total return. The Registrant notes that the first paragraph of the “Principal Risks” section of the Fund Summary includes the following disclosure:

“The principal risks of investing in the Fund listed below are presented in alphabetical order and not in order of importance or potential exposure. Among other matters, this presentation is intended to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

The Registrant also notes that prioritizing the Fund’s principal risks as the Staff suggests would reflect the risks most likely to affect the Fund’s net asset value and total return as of the effective date of the Fund’s prospectus. However, as demonstrated in the first calendar quarter of 2020, the Fund’s net asset value and total return could be substantially affected by market events that, just a few months earlier, no one would have thought to order prominently in a list of factors most likely to adversely affect the Fund.

The Registrant understands that proposed amendments to Form N-1A promulgated by the SEC on August 5, 2020 would require the disclosure of a fund’s principal risks in order of importance, with the most significant risks appearing first. The Registrant will comply with new requirements upon the effectiveness of any final amendments to Form N-1A adopted by the SEC.

 Securities and Exchange Commission

August 28, 2020

4.	In “The Sub-Advisor” section of the prospectus, the Registrant discloses the prior performance of a Similar Account managed by TwentyFour AM, an affiliate of the Fund’s sub-advisor. Please discuss supplementally the precedent that the Registrant is relying on to disclose in the Fund’s prospectus the performance of an account managed by a participating affiliate of the sub-advisor.

The Registrant is relying on the Staff guidance set forth in GE Funds to include in the Fund’s prospectus the prior performance of the Similar Account managed by TwentyFour AM, which is a participating affiliate of the sub-advisor.1 In GE Funds, the SEC Staff permitted a mutual fund to include in its prospectus the performance of institutional accounts managed by the fund’s adviser and an affiliate, which were wholly-owned subsidiaries of the same parent company, and had virtually the same investment professionals.

As disclosed in the prospectus and statement of additional information, the Fund’s sub-advisor, TwentyFour, is a registered investment adviser that is organized as a limited partnership. TwentyFour AM both owns the general partner and serves as the limited partner of TwentyFour. In accordance with the Staff guidance, TwentyFour has entered into a participating affiliate arrangement with TwentyFour AM pursuant to which TwentyFour uses the investment professionals of TwentyFour AM to render investment advice to the Fund.2 Pursuant to the terms of the participating affiliate arrangement, the Fund’s portfolio managers are the functional equivalent of employees of TwentyFour for the purposes of rendering services to the Fund pursuant to the Investment Advisory Agreement among the Trust, on behalf of the Fund, the Manager and TwentyFour.3

The Fund’s disclosure of prior performance is very similar to that described in GE Funds. The Fund’s prospectus includes the performance of the Similar Account, which is the only account that is managed by TwentyFour AM in the strategy of the Fund. TwentyFour manages the Fund through a participating affiliate arrangement with the same investment professionals responsible for managing the Similar Account. TwentyFour and TwentyFour AM also are under common ownership by virtue of TwentyFour AM’s ownership of TwentyFour’s general partner and its own limited partnership interest in TwentyFour.

1 GE Funds, SEC Staff No-Action Letter (pub. avail. Feb. 7, 1997).

2 See e.g., Uniao de Banco de Brasileiros S.A., SEC Staff No-Action Letter (pub. avail. July 28, 1992).

3 Additionally, the prospectus discloses that “TwentyFour AM is considered a participating affiliate of TwentyFour pursuant to applicable regulatory guidance, and Messrs. Bowie, Shannon, and Anderson [who are employees of TwentyFour AM] are considered ‘supervised persons’ of TwentyFour, as the term is defined in the Advisers Act.”

 Securities and Exchange Commission

August 28, 2020

Additionally, the Fund’s prior performance discussion includes the following disclosures, which are similar to the representations made in GE Funds that the SEC stated it was relying on to provide the relief:4

•	That the performance of the Similar Account does not represent the historical performance of the Fund and should not be considered indicative of future performance of the Fund;

•	That the performance of the Similar Account should not be considered a substitute for the Fund’s performance;

•	That results may differ because of differences between the Similar Account and the Fund, such as differences in brokerage expenses, account expenses, including management fees, the size of positions taken in relation to account size, diversification of securities, timing of purchases and sales and availability of cash for new investments;

•	The existence of differences in the fees and expenses of the Fund and the Similar Account;

•	That, if the Fund’s higher expenses were reflected for the Similar Account, the Similar Account’s performance would have been lower; and

•	That the Similar Account is not a registered mutual fund subject to diversification requirements or other restrictions imposed by the Investment Company Act of 1940 or the Internal Revenue Code of 1986.

We note that it is not uncommon in the industry for mutual funds to rely on the Staff’s guidance in GE Funds to disclose in their prospectuses the prior performance of accounts managed by

4 In GE Funds, the party seeking no-action relief represented that the performance of the institutional accounts would be provided to illustrate the performance of the adviser in managing accounts that have investment objectives and policies that were substantially similar to those of the mutual funds. The applicants represented that, for a new fund, the prospectus would specifically and prominently disclose that the fund does not yet have its own performance record, and that the performance information of the institutional accounts should not be considered a substitute for the Fund’s own performance information. Additionally, the applicants represented that the prospectus would disclose: (1) that the institutional accounts consist of portfolios separate and distinct from the funds, and that the performance of the institutional accounts is not indicative of the past or future performance of the funds; (2) all material differences between the institutional accounts and the funds and any other disclosure that may be necessary to ensure that institutional account performance is not presented in a misleading manner; (3) the differences between the fee structures of the institutional accounts and those of the funds; (4) if applicable, that the performance of the institutional accounts would have been lower if they had been subject to the fees and expenses of the relevant fund; and (5) that the composite performance of the institutional accounts might have been lower if the accounts had been regulated as investment companies under the federal securities and tax laws.

 Securities and Exchange Commission

August 28, 2020

an adviser pursuant to a participating affiliate arrangement. These funds include, for example, Natixis Funds Trust I, Rule 485(b) filing (March 31, 2017) (Accession No. 0001193125-17-104457); Allianz Funds Multi-Strategy Trust, Rule 485(b) filing (March 31, 2015) (Accession No. 0001193125-15-114170).

5.	In “The Sub-Advisor” section of the prospectus, please revise the heading of the section that discloses the performance of a Similar Account managed by TwentyFour AM so that it reads “Prior Performance of Similar Account.”

The Registrant has made the requested change.

6.	Please confirm supplementally that the Similar Account is the only other account in the strategy of the Fund that is managed by the Fund’s sub-advisor or TwentyFour AM.

The Registrant confirms that the Similar Account is the only other account in the strategy of the Fund that is managed by the Fund’s sub-advisor or TwentyFour AM.

7.	In “The Sub-Advisor” section of the prospectus, the last sentence of the section disclosing the performance of the Similar Account managed by TwentyFour AM states that “[t]he method of calculating the Similar Account’s performance may differ from the SEC’s standard methodology. . . .” If accurate, please revise this statement to affirmatively state that “[t]he method of calculating the Similar Account’s performance differs from the SEC’s standard methodology . . .”

The Registrant confirms that the Similar Account’s performance has been calculated pursuant to the SEC’s standard methodology. The Registrant has revised the disclosure accordingly.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Teresa Oxford
American Beacon Advisors, Inc.